United States securities and exchange commission logo





                          December 26, 2023

       Brian Mitts
       Chief Financial Officer
       NexPoint Real Estate Finance, Inc.
       300 Crescent Court, Suite 700
       Dallas, Texas 75201

                                                        Re: NexPoint Real
Estate Finance, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 20,
2023
                                                            File No. 333-276177

       Dear Brian Mitts:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) E. Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Charles T. Haag